June 3, 2010

Brent J. Berdall
Chief Financial Officer
Washington Federal, Inc.
425 Pike Street
Seattle, Washington 98101

Re. Washington Federal, Inc.
    Form 10-K for September 30, 2009
    File Number 0-25454

Dear Mr. Berdall:

    We have completed our review of the above referenced filing and related materials and have no further comment.

Sincerely,

Christian Windsor
Special Counsel